==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Date of Report:  December 6, 1999

                               -----------------

                      VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                The Netherlands
                    (Address of principal executive offices)

                               -----------------

              Indicate by check mark whether the registrant files
                    or will file annual reports under cover
                            Form 20-F or Form 40-F.

                       Form 20-F X         Form 40-F
                                ---                 ---
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                       furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                      Securities and Exchange Act of 1934.

                              Yes            No X
                                  ---          ---
       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

==============================================================================

                      VERSATEL TELECOM INTERNATIONAL N.V.

                                    FORM 6-K

ITEM 5.        OTHER INFORMATION

     On December 6, 1999, VersaTel Telecom International N.V. (the "Company") we announced that it entered into a binding agreement to acquire all of the issued and outstanding capital of VEW Telnet, for a total purchase price valued at E120 million, consisting of E65 million in cash and E55 million of deferred payments under a three-year earnout agreement, subject to performance adjustments, from VEW Energie. The acquisition provides for a 30-year Indefeasible Right of Use of VEW Telnet's fiber network at no additional cost, which is owned by VEW Telnet's former shareholder, VEW Energie.

     The deferred payments of E55 million are spread out over a three year period and are conditional upon VEW Telnet achieving certain revenue targets in each of the next three years. No adjustments will be made if the revenue targets are exactly met, and we will pay the full E55 million to VEW Energie. In the event such targets are exceeded, VEW Energie will be entitled to an incremental adjustment equal to 60% of the additional turnover in respect of the applicable financial year. However, the maximum amount payable to VEW Energie over the three year period is limited to E20 million, which, if payed, would increase the amount of the deferred payment to E75 million. Conversely, in the event the revenue targets are not attained, VersaTel will be entitled to an adjusting deduction equal to 60% of the shortfall in respect of the applicable financial year, up to a maximum of E4,583,333 in each year. The adjustment deduction over the three year period is limited to E13,745,000, which would mean a decrease in the amount of the deferred payment to E41,255,000.

     The closing of the acquisition is subject to final supervisory board approval from VEW Energie, which is anticipated to occur on December 8, 1999. The completion of the offerings is not conditioned on the closing of the Telnet acquisition.

     The acquisition represents a key geographic expansion for VersaTel into the Northwest Rhine region of Germany that is contiguous to VersaTel's existing broadband network in the Benelux. VersaTel believes that the acquisition of VEW Telnet is a logical extension of VersaTel's strategic focus due to similarly high business concentrations and favorable demographics in VEW Telnet's market. VersaTel will provide a full package of high bandwidth, local access services in this expanded geographic region over VEW Telnet's approximately 1,400 km fiber optic network.

     VEW Telnet is a leading regional telecommunications operator in the Westphalia-Lippe region of Germany, including the heavily industrial eastern Ruhr District. Telnet has approximately 3,800 business customers, 1,300 residential customers (excluding call by call activities) and 225 employees. This region of Germany, which has a population of approximately 9 million inhabitants, represents approximately 10% of the population of Germany and over 240,000 addressable business customers.

     Upon completion of the acquisition, VersaTel will gain access to approximately 1,400 km of fiber optic network, primarily consisting of 18 fibers. VEW Telnet's backbone network consists of an STM 16 ring, capable of transmission rates up to 2.5 Gbits/s, approximately 160 SDH nodes/PoP locations, and 7 points of interconnection with Deutsche Telekom. To accelerate local access fiber connections, VersaTel has secured the right to jointly build with VEW Energie by utilizing its power network rights-of-way, giving VersaTel the ability to build additional fiber network and customer connections. In addition, VEW Telnet is currently operational in 33 main distribution frame ("MDF")/central office ("CO") locations and expects to be operational in 3 more by the end of 1999. Together, these 36 MDF locations represent approximately 12 percent of the addressable market in the Westphalia-Lippe region.

     VersaTel intends to expand VEW Telnet's access to Deutsche Telekom's MDF locations in the region by extending VEW Telnet's existing network to additional Deutsche Telekom MDF locations. We believe approximately 80% of the market is connected to 325 MDF locations in this region). VersaTel plans to leverage Deutsche Telekom's existing copper infrastructure to deploy DSL access, as well as build local access fiber connections, to provide a full package of high bandwidth, local access services to German customers.

     VersaTel intends to maintain a strong relationship with VEW Energie after the closing of the acquisition and will enter into a 12 month telecommunications services contract with an additional 5 year "right of last offer" provision. The acquisition agreement provides that VersaTel will have the exclusive right to use VEW Energie's existing and future telecom infrastructure. In addition, the acquisition agreement provides that VEW Energie and VersaTel will assess the possibilities of cross-selling and product bundling and VersaTel will be allowed to market its services to VEW Energie's power customers. VEW Telnet is also a member of RegioNet, a cooperation between 6 adjacent regional carriers to reduce termination costs and realize interconnection synergies in Germany.

     VEW Telnet's revenues on a German GAAP basis were E9.1 million for the twelve months ended December 31, 1998 and are estimated to be E14.5 million for the nine months ended September 31, 1999.


     The Company issued a press release relating to the acquisition of Telnet. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     The following limited financial data of VEW Telnet have been prepared in accordance with German generally accepted accounting principles.

                           VEW TELNET GMBH, DORTMUND

                                 BALANCE SHEET
                        AS OF DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

                                                                            DECEMBER 31,    DECEMBER 31,
                                                            NO. IN NOTES        1998            1997
                                                            ------------    ------------    ------------
                                                                                DEM             DEM
ASSETS                                                           (1)
Fixed Assets:
  Intangible Assets
    Beneficial interests and similar rights...............                      9,684           1,243
    Prepayments on intangible assets......................                         62             329
                                                                              -------         -------
                                                                                9,746           1,572
                                                                              -------         -------
  Property, Plant and Equipment
    Buildings on third party's land.......................                      3,884           3,306
    Telecommunication equipment...........................                     44,987          12,659
    Other equipment, furniture and fixtures...............                      3,507           1,853
    Prepayments and construction in progress..............                     15,415          21,465
                                                                              -------         -------
                                                                               67,793          39,283
                                                                              -------         -------
  Financial investments
    Shares in subsidiaries................................                      2,501             495
    Long-term loans to subsidiaries.......................                      2,142              --
                                                                              -------         -------
                                                                                4,643             495
                                                                              -------         -------
    Total fixed assets....................................                     82,182          41,350
                                                                              -------         -------
Current Assets:
  Inventories
    Raw materials.........................................                      1,568             141
    Work in process.......................................                        567             111
                                                                              -------         -------
                                                                                2,135             252
  Receivables and other assets                                   (2)
    Receivables trade.....................................                      2,972           1,188
    Receivables related parties...........................                      2,355           1,212
    Receivables subsidiaries..............................                        911              --
    Receivables shareholder (BWS).........................                         --             498
    Other.................................................                         20              11
                                                                              -------         -------
                                                                                6,258           2,909
    Cash..................................................       (3)              752             315
                                                                              -------         -------
    Total current assets..................................                      9,145           3,476
                                                                              -------         -------
Prepaid Assets............................................                         --              76
                                                                              -------         -------
    Total Assets..........................................                     91,327          44,902
                                                                              =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Equity                                                           (4)
  Capital stock...........................................                     54,825          24,148
  Additional paid-in capital..............................                     29,175          12,852
  Accumulated deficit.....................................                    (70,753)        (24,809)
                                                                              -------         -------
                                                                               13,247          12,191
                                                                              -------         -------
Accrued Liabilities                                              (5)
  Accruals for pension obligations........................                        725             624
  Other accrued liabilities...............................                     20,444           7,263
                                                                              -------         -------
                                                                               21,169           7,887
                                                                              -------         -------
Accounts payable                                                 (6)
  Accounts payable to banks...............................                      2,756           2,756
  Accounts payable trade..................................                      6,810           7,638
  Accounts payable to related parties.....................                     46,605          13,841
  Accounts payable to subsidiaries........................                         13              --
  Other accounts payable..................................                        727             582
                                                                              -------         -------
                                                                               56,911          24,817
                                                                              -------         -------
Deferred Credits..........................................                         --               7
                                                                              -------         -------
  Total liabilities and shareholders' equity..............                     91,327          44,902
                                                                              =======         =======

                           VEW TELNET GMBH, DORTMUND

       STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

                                                                         DECEMBER 31,    DECEMBER 31,
                                                         NO. IN NOTES        1998            1997
                                                         ------------    ------------    ------------
                                                                             DEM             DEM
Sales..................................................       (7)           17,799           4,304
Inventory increase of work in process..................                        456             (57)
Other capitalized own cost.............................       (8)            2,699           1,358
Other income...........................................       (9)            1,810           1,522
Material expenses......................................      (10)          (32,051)        (10,987)
Personnel expenses.....................................      (11)          (16,150)         (7,726)
Depreciation and amortization..........................      (12)           (8,892)         (1,957)
Other operating expenses...............................      (13)           (9,816)         (4,734)
Income from subsidiaries...............................      (14)              (85)             --
Interest income and expenses...........................      (15)           (1,714)           (348)
                                                                           -------         -------
Operating loss.........................................                    (45,944)        (18,625)
Accumulated deficit previous year......................                    (24,809)         (6,184)
                                                                           -------         -------
Accumulated deficit....................................                    (70,753)        (24,809)
                                                                           =======         =======

                           VEW TELNET GMBH, DORTMUND

          STATEMENT OF CASH-FLOWS FOR THE YEAR ENDED DECEMBER 31, 1998
                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

                                                               1998
                                                              -------
                                                                DEM
Operating Loss..............................................  (45,944)
Depreciation on fixed assets................................    9,550
Residual book value of disposals............................      171
Capitalized own costs.......................................   (2,699)
Net change in accruals for pensions.........................       79
Inventory increase of work in process.......................     (456)
Other non-monetary expenses.................................       67
                                                              -------
Gross cash flow.............................................  (39,232)
Gains resulting from the sale of fixed assets...............     (208)
Increases in current assets
  Raw materials.............................................   (1,427)
  Other.....................................................   (3,343)
Increases of liabilities other liabilities and accruals.....   36,084
                                                              -------
Application of funds--operating.............................   (8,126)
Cash payments received for sale of fixed assets.............      718
Payments for investments in
  intangible assets.........................................   (8,990)
  property, plant and equipment.............................  (24,849)
  financial investments.....................................   (5,316)
                                                              -------
Application of funds--investive.............................  (38,437)
Increase in capital stock--payments by shareholders.........   47,000
                                                              -------
Source of funds--financing..................................   47,000
Cash relevant changes of financial funds....................      437
Cash on Jan 1st, 1998.......................................      315
                                                              -------
Cash on Dec 31st, 1998......................................      752
                                                              =======

                           VEW TELNET GMBH, DORTMUND

                         NOTES TO FINANCIAL STATEMENTS
                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

     The year-end financial statements of VEW Telnet were prepared according to the requirements of the Commercial Law Code (HGB). The company voluntarily adhered to the requirements for large corporations.

     Our shareholder, VEW Energie AG, according to sec. 291 HGB, does not publish combined financial statements as VEW Energie AG itself is consolidated in the combined financial statements of VEW AG. The combined financial statements of VEW AG which include VEW Telnet's financial statements are available at VEW AG's headquarters in Dortmund.

ACCOUNTING PRINCIPLES

  ASSETS

     Intangible assets (purchased) have been capitalized at their cost minus depreciation according to the straight-line method. The useful lives of intangible assets are between 1 and 15 years.

     Tangible assets are capitalized at cost minus depreciation. Subventions were subtracted from the historical cost at the time they were received. Own costs are capitalized according to the tax regulations with direct and indirect material and personnel costs. The useful lives of the tangible assets are according to tax regulations. Depreciation is as follows:

Buildings on third-party property.........................  mainly straight-line method
Telecommunication equipment...............................  straight-line method
Other.....................................................  declining-balance method

     Goods purchased for less than DM 800 net are being written off in the year of purchase according to sec. 6 II EstG. They are included in the accumulated cost and the accumulated depreciation as an addition and as a subtraction.

     Financial investments are shown at cost. A long-term installment due from a subsidiary has been discounted at 5.5%.

     Included in the inventories are raw materials which have been capitalized at average costs according to the lower of cost or market principle. The work in process is shown with direct costs.

     Receivables and other assets are shown at their nominal values; there is an allowance for doubtful accounts for the risk of loss.

  LIABILITIES

     Accrued liabilities were recorded at reasonable amount for all visible risks and uncertain liabilities.

     Accrued pension cost are recorded at their present value according to sec. 6a EstG (income tax code) and were calculated by an actuary. For employees delegated from the VEW group, the accrued pension cost of the VEW group company have been transferred. The change in the accrual which is due to the new life expectancy table (Richttafeln 1998) is shown in total in the 1998 year-end financial statements which is not in accordance with tax regulations. Liabilities are shown at their repayment value.

ADDITIONAL INFORMATION ON THE BALANCE SHEET

  (1)  FIXED ASSETS

     Additions for intangible assets are mainly software and licenses. Additions for tangible fixed assets are mainly for the deployment of telecommunication equipment. The purchase in financial investments consist of a 40% share of TeleBeL and a 5% share in BORnet. The long-term installment is a loan to TeleBel which carries no interest.

                           VEW TELNET GMBH, DORTMUND

                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

  (2)  RECEIVABLES AND OTHER ASSETS

     The receivables to related parties mainly consist of value added tax that VEW AG has to pay to VEW Telnet as VEW Telnet and VEW AG are a tax unity. Included in the other assets is a long-term receivable due in more than one year of DEM 5 thousand.

  (3)  CASH

     Almost all of the cash is cash in banks.

  (4)  EQUITY

     After purchasing BWS' shares, VEW Energie is sole shareholder of VEW
Telnet:

                                                              31-DEC-1998    31-DEC-1997
                                                              -----------    -----------
                                                                  DEM            DEM
VEW Energie.................................................    54,825         20,885
BWS.........................................................         0          3,263
                                                                ------         ------
                                                                54,825         24,148
                                                                ------         ------

     The additional paid-in capital was increased by DEM 16,323 in 1998. It was paid in by VEW Energie alone.

     The deficit of 1998 was added to the accumulated deficit of the previous year.

  (5)  ACCRUALS

     Included in the accruals is part of the purchase price for the ISDN/IN-net built by Nokia which was extended.

  (6)  ACCOUNTS PAYABLE

                                                             DUE WITHIN    DUE IN 1 TO
                                                   TOTAL       1 YEAR        5 YEARS      31-DEC-1997
                                                  -------    ----------    -----------    -----------
                                                    DEM         DEM            DEM            DEM
Accounts payable banks..........................    2,756           0          2,756          2,756
Accounts payable trade..........................    6,810       6,810              0          7,638
Accounts payable related parties................   46,605      36,605         10,000         13,841
  of which is VEW Energie.......................  (46,116)    (36,116)       (10,000)       (13,841)
Accounts payable subsidiaries...................       13          13              0              0
Other accounts payable..........................      727         727              0            582
  of which are taxes............................     (241)       (241)            (0)          (232)
  of which are social security..................     (384)       (384)            (0)          (245)
                                                  -------     -------        -------        -------
                                                   56,911      44,155         12,756         24,817
                                                  -------     -------        -------        -------

     No liabilities are due in more than 5 years. There are there collaterals for any of the liabilities.

                           VEW TELNET GMBH, DORTMUND

                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

ADDITIONAL INFORMATION ON THE STATEMENT OF INCOME

  (7)  SALES

                                                               1998     1997
                                                              ------    -----
                                                               DEM       DEM
Telecommunication and other services for
Third parties...............................................  15,334    4,138
  Related parties...........................................   1,579      166
  Subsidiaries..............................................     886        0
                                                              ------    -----
                                                              17,799    4,304
                                                              ------    -----

  (8)  OTHER CAPITALIZED OWN COST

     This item consists of wages and salaries only.

  (9)  OTHER INCOME

                                                              1998     1997
                                                              -----    -----
                                                               DEM      DEM
Gains resulting from the sale of fixed assets...............     36        0
Gains resulting from the release of provisions..............      4       41
Other.......................................................  1,770    1,481
                                                              -----    -----
                                                              1,810    1,522
                                                              -----    -----

     "Other" includes mainly sales of material and equipment to third parties.

  (10)  MATERIAL EXPENSES

                                                               1998      1997
                                                              ------    ------
                                                               DEM       DEM
Expenses for materials and supplies.........................   2,815     1,645
Expenses for purchased services.............................  29,236     9,342
                                                              ------    ------
                                                              32,051    10,987
                                                              ------    ------

     The expenses for materials and supplies include the material used for production, repair and for billing third parties.

     The expenses for third-party services include services for production and maintenance as well as the personnel and administration costs billed by VEW Energie and BWS and the costs for using the net infrastructure provided by VEW Energie.

  (11)  PERSONNEL EXPENSES

                                                               1998     1997
                                                              ------    -----
                                                               DEM       DEM
Wages and salaries..........................................  13,495    6,400
Social expenses.............................................   2,257    1,066
Expenses for social security................................     398      260
                                                              ------    -----
                                                              16,150    7,726
                                                              ------    -----

                           VEW TELNET GMBH, DORTMUND

                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

  (12)  DEPRECIATION AND AMORTIZATION

                                                              1998     1997
                                                              -----    -----
                                                               DEM      DEM
Intangible and tangible fixed assets
straight-line method........................................  6,991      926
  declining-balance method..................................  1,338      751
  write-off of goods of immaterial value according to sec. 6
     II EStG................................................    563      280
                                                              -----    -----
                                                              8,892    1,957
                                                              -----    -----

  (13)  OTHER OPERATING EXPENSES

                                                              1998     1997
                                                              -----    -----
                                                               DEM      DEM
Other taxes.................................................      2        5
Write-off of accounts receivable and reserve for bad
debts.......................................................     71        0
Loss resulting from the disposal of fixed assets............      0        2
Other.......................................................  9,743    4,727
                                                              -----    -----
                                                              9,816    4,734
                                                              -----    -----

     Other taxes have been included in "Other operating expense" for the first time in 1998. In prior years the other taxes were included in "Taxes".

     "Other" includes mainly rent expenses, advertising expenditure and charges for employee classes.

  (14)  INCOME FROM SUBSIDIARIES

     This item consists of the expenses from the proportionate loss absorption from the DOKOM-Investment.

  (15)  INTEREST INCOME AND EXPENSES

                                                 1998     OF WHICH RELATED    1997     OF WHICH RELATED
                                                TOTAL         PARTIES         TOTAL        PARTIES
                                                ------    ----------------    -----    ----------------
                                                 DEM            DEM            DEM           DEM
Interest and similar income...................      11              8           21             21
Interest and similar expenses.................  (1,725)        (1,004)        (369)          (269)
                                                ------         ------         ----           ----
                                                (1,714)          (996)        (348)          (248)
                                                ------         ------         ----           ----

SUPPLEMENTARY EXPLANATIONS

  EMPLOYEES

     VEW Telnet on average employed 127 employees in the reporting period, of which 115 were employees and 12 were workers.

  MANAGERS

Helmut Winkelmann, Dortmund
Rolf Rudiger Cichowski, Dortmund
Dr. Wandulf Kaufmann, Dortmund

     The total amount of the management compensation amounted to DEM 668 thousand in 1998.

                           VEW TELNET GMBH, DORTMUND

                    (AMOUNTS IN THOUSANDS OF DEUTSCHE MARK)

  INVESTMENTS

NAME AND REGISTRY OF SUBSIDIARY                             SHARE    EQUITY 1998    NET INCOME 1997
-------------------------------                             -----    -----------    ---------------
                                                              %          DEM              DEM
TeleBeL Gesellschaft fur Telekommunikation Bergisches Land
  mbH, Wuppertal previously CityCom Wuppertal Multimedia
  Gesellschaft mbH, Wuppertal.............................   40           --*            (738)
RuhrNet Gesellschaft fur Telekommunikation mbH Schwerte,
Schwerte..................................................   24          441              (59)
Dokom Gesellschaft fur Telekommunikation mbH, Dortmund....   10         2773             (839)
BORnet GmbH, Stadtlohn....................................    5          120               --**

------------
 * Value of 1997
** Company was founded in 1998

                                                                         ANNEX A

                   SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES
                       BETWEEN GERMAN GAAP AND U.S. GAAP

     The audited financial information of VEW Telnet is prepared and presented in accordance with German GAAP, which differs in certain significant respects from U.S. GAAP. Certain significant differences between German GAAP and U.S. GAAP relevant to the financial information are summarised below. Such summary should not be considered exhaustive.

     Furthermore, no attempt has been made to identify future differences between German GAAP as applied by VEW Telnet and U.S. GAAP as applied by VersaTel as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate German GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons as this one. Finally, no attempt has been made to identify all future differences between German GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

PROPERTY, PLANT AND EQUIPMENT

     Under German commercial code, low-valued assets costing less than DM 800 are expensed upon acquisition. A comparable specific rule does not exist in U.S. GAAP. However, standard practice is to determine a 'capitalisation threshold' depending on the size of the company; amounts over that threshold should be capitalised, amounts under that threshold should be immediately expensed.

LEASES

     The rules for capitalisation of lease objects differ between German accounting principles and U.S. GAAP. According to German GAAP, accounting for leases should closely follow tax regulations. A finance lease is assumed if the basic lease term is less than 40% or more than 90% of the assets' useful life, or if bargain purchase or renewal options have been agreed. Finance leased assets and certain special leased assets must be accounted for by the lessee. When applying U.S. GAAP, specific guidelines exist to classify leases as capital (finance) or operating. A lease that transfers substantially all of the benefits and risks of ownership of property should be accounted for by the lessee as the acquisition of an asset and the incurrence of a liability, and by the lessor as a sale and/or financing.

INVESTMENTS

     Under German accounting principles, investments are valued at historic acquisition costs. A write-down is only required for permanent diminutions in value. According to U.S. GAAP investments in twenty- to fifty-percent-owned corporate entities over which the investor can exhibit significant influence (but not control) should be accounted for using the equity method (even when no subsidiaries exist, which have to be consolidated).

PENSION ACCRUALS

     According to German accounting principles, future increases in salaries are disregarded in the pension accruals. When applying U.S. GAAP, projected benefit obligations have to be stated, which take into consideration future increases in salaries.

DEPRECIATION

     Useful economic lifes in German financial statements could eventually be influenced by tax issues. Furthermore, besides the straight-line method, the declining balance method of depreciation could also be applied in German books.

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
ITEM 6.        EXHIBITS

                         The following exhibits are filed herewith:

Exhibit
Number                   Description
-------                  -----------
 99.1            Press release, dated December 6, 1999, announcing the
                 acquisition of VEW Telnet.















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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 6, 1999.


                                        VersaTel Telecom International N.V.



                                        By:  /s/ RAJ RAITHATHA
                                           --------------------------------
                                             Raj Raithatha
                                             Chief Financial Officer














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